

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Judy Matthews
Chief Financial Officer
Iterum Therapeutics plc
Block 2 Floor 3, Harcourt Centre, Harcourt Street
Dublin 2, Ireland

> **Re: Iterum Therapeutics plc**
> **Registration Statement on Form S-1**
> **Filed September 22, 2020**
> **File No. 333-248956**

Dear Ms. Matthews:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Young at 202-551-4679 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Johnson